[DAVIS POLK & WARDWELL LETTERHEAD]

September 22, 2005

Re:	Canon Inc. — Form 20-F for the year ended December 31, 2004
(File No. 0-15122)

Ms. Kristin Lochhead
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Lochhead:

     As requested, we are submitting the attached letter, dated September 20, 2005 via EDGAR, as U.S. counsel to Canon Inc.

Sincerely yours,

/s/ Theodore A. Paradise

Theodore A. Paradise

[DAVIS POLK & WARDWELL LETTERHEAD]

By facsimile and e-mail

September 20, 2005

Re:	Canon Inc. — Form 20-F for the year ended December 31, 2004
(File No. 0-15122)

Ms. Kristin Lochhead
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Lochhead:

     We are acting as U.S. counsel to Canon Inc. (“Canon”). I am responding to your voicemail of September 19, 2005, relating to Canon’s letter, dated and filed via EDGAR on August 31, 2005 (the “Response Letter”), submitted in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated July 1, 2005 relating to Canon’s annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).

     You inquired as to the consistency between Note 1(c) to Canon’s financial statements for the fiscal year ended December 31, 2004 included in the 2004 Form 20-F and Canon’s response to Comment 4 of the Commission.

     Note 1(c) to Canon’s financial statements for the fiscal year ended December 31, 2004 states:

      “(c)    Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All

Ms. Kristin Lochhead	3	September 20, 2005

significant intercompany balances and transactions have been eliminated.”

     As set forth in the Response Letter under “Response to Comment 4”, there are two variable interest entities of which Canon has deemed itself to be the primary beneficiary. However, Canon determined for the reasons described in the Response Letter not to consolidate such entities in its financial statements for the fiscal year ended December 31, 2004.

     Canon has informed us that it currently intends to consolidate SED Inc. (“SED”) in Canon’s consolidated financial statements for the fiscal year ending December 31, 2005 (“Fiscal 2005”). Canon is also in the process of determining whether to consolidate Image Financial Services, Inc. (“IFS”) in Canon’s consolidated financial statements for Fiscal 2005. Canon recognizes that it will need to draft its note on principles of consolidation in its financial statements for Fiscal 2005 to reflect accurately its principles of consolidation relating to variable interest entities, and intends to do so.

     If you have any questions about this letter or any further comments on Canon’s 2004 Form 20-F, please do not hesitate to contact me (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425; E-mail: theodore.paradise@dpw.com).

Sincerely yours,

/s/ Theodore A. Paradise

Theodore A. Paradise

cc:	Mr. Katsuhito Yanagibashi
Canon Inc.
Mr. Alan L. Forman
Ernst & Young ShinNihon